

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2019

Brian Walker
Chief Accounting Officer
UMB Financial Corporation
1010 Grand Boulevard
Kansas City, Missouri 64106

> **Re: UMB Financial Corporation**
> **Form 10-K**
> **Filed March 1, 2019**
> **File No. 001-38481**

Dear Mr. Walker:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K filed March 1, 2019

Item 9A. Controls and Procedures, page 110

1. We note your disclosure that during the fourth quarter of 2018 you identified a material weakness related to the identification of impaired loans within the factoring portfolio. Please tell us all the facts and circumstances related to the material weakness and its impact on financial reporting during the periods presented in your financial statements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Brian Walker
UMB Financial Corporation
December 19, 2019
Page 2


      You may contact Mike Volley, Staff Accountant, at 202-551-3437 or Amit Pande, Accounting Branch Chief, at 202-551-3423 if you have any questions.


      Sincerely,

      Division of Corporation Finance
      Office of Finance